

Mail Stop 4631

July 23, 2009

Hyung Soon Lee
Chief Executive Officer, President, and Chief Financial Officer
Lexon Technologies, Inc.
8 Corporate Park, Suite 300
Irvine, California 92606

> **Re:** **Lexon Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-24721**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 5

1.   We note that you engaged Choi, Kim & Park LLP as your principal accountants on April 24, 2009, and their audit report is dated May 1, 2009. Please provide the following information regarding the timing of their audit engagement.
- When the audit fieldwork was conducted, including the planning stage,
- How many hours were expended in total and by what level of personnel (i.e., staff, supervisory and partner) within the accounting firm,

- When discussions were held with your audit committee,
- Whether cash and debt confirmations were sent, and
- How the auditors got comfortable auditing the discontinued operations adjustment related to the prior period.

In summary, please help us understand how your auditors conducted an audit in accordance with the Standards of the PCAOB within one week of engagement.

Item 9A. Controls and Procedures, page 5
Management's Report on Internal Control Over Financial Reporting, page 6

2.   Please revise future filings to disclose the framework or criteria used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.

Item 14. Principal Accountant Fees and Services, page 10

3.   We note that the fees paid to Choi, Kim & Park LLP for the audit of your 2008 financial statements were about 33% less than the amount you paid to Kim and Lee Corporation for their review of the 2008 quarterly reports only. Please explain this apparent disparity in fees.

Exhibit 31

4.   Please revise the Section 302 certifications in your future filings so as to conform the wording exactly to Item 601(31) of Regulation S-K as follows.
- Delete the extra wording in the sentence proceeding item 1 to conform with your presentation in the Form 10-Q for the period ended March 31, 2009.
- Specify the applicable report in item 1 (10-K/A, 10-Q, etc.) and identify the name of the registrant (…of Lexon Technologies, Inc.).
- Replace "Company" with "registrant".
- If you continue to omit the phrase "The registrant's other certifying officer(s) and I" ensure that the related verbs and pronouns are in the singular form.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4. Controls and Procedures, page 5

5.   Please confirm to us, if true, and revise future filings to clarify that your assessment of disclosure controls and procedures is as of the end of the period covered by the report rather than within 90 days as required by Item 307 of Regulation S-K.

Hyung Soon Lee
Lexon Technologies, Inc.
July 23, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief